Mail Stop 6010
      July 1, 2005


Toshizo Tanaka
Senior Managing Director
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501, Japan

      Re:	Canon, Inc.
		Form 20-F for the year ended December 31, 2004
      Filed June 16, 2005
		File No. 0-15122

Dear Mr. Tanaka:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Segment information by product and geographic area, page 32
1. We note that you have provided segment disclosures in MD&A with segments defined under Japanese GAAP. Please tell us whether the presentation is the same basis of accounting used for internal management reporting. Additionally, clarify how segments are
determined under Japanese GAAP.   Please also provide disclosures
in
future filings.

Consolidated Financial Statements

Consolidated Statements of Income, page 68
2. We note that you provide services to your customers. In future filings revise your income statement to separately disclose revenues from the sale of products and services if revenues from any individual referenced component are more than 10 percent of the total
revenue for the year.   Related costs and expenses should also be
disclosed separately.  Refer to Rule 5-03 of Regulation S-X.
3. In future filings, please separately disclose research and development expenses as well as any other material classes of operating expenses on the face of your statement of operations. We note from page 26 of your MD&A that research and development expense was yen 275,300 million for the year ended December 31, 2004. Refer to Rule 5-03 of Regulation S-X.

Note 1.  Basis of Presentation and Significant Accounting
Policies,
page 71

(c) Principles of Consolidation, page 72
4. We note your disclosure that your consolidated financial statements include the accounts of "those variable interest entities where the Company is the primary beneficiary under FIN 46R." Please tell us details of the variable interest entities you have identified and whether you are the primary beneficiary. Briefly discuss the facts and circumstances that caused you to reach your conclusion. Provide additional disclosures in future filings. Specifically discuss how you are accounting for your investment in SED Inc. The disclosures required by paragraphs 23 and 24 of FIN 46 should be included in future filings.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief